Term Sheet No. 658/A†
*To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006*

Registration Statement No. 333-137902
Dated June 4, 2009; Rule 433

Deutsche Bank ☐

Deutsche Bank AG, London Branch
$
5 Year Leveraged Securities due June 24*, 2014

General

- The securities provide leveraged exposure to the amount, if any, by which the 30-year Constant Maturity Swap Rate (the "**30-Year CMS Rate**") on the Valuation Date in June 2014 exceeds 5.95% (the "**Strike**").
- The securities are designed for investors who seek leveraged exposure to the 30-Year CMS Rate on the Valuation Date compared to the Strike and who are willing to accept the risk of loss of their entire investment. Any payment at maturity of the securities is subject to the credit of the Issuer.
- Senior unsecured obligations of Deutsche Bank AG due June 24*, 2014.
- Denominations of $50,000 (the "**Face Amount**") and integral multiples of $50,000 in excess thereof.
- The securities are expected to price on or about June 19*, 2009 and are expected to settle on or about June 24*, 2009 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount.
Rating:	Moody's Investors Service Ltd. has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of A+ to notes, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.††
Payment at Maturity:	At maturity you will receive a cash payment, for each $50,000 security Face Amount, determined as follows:

If the Final Underlying Rate is greater than the Strike:
Payment at Maturity = Appreciation Factor x (Final Underlying Rate – Strike)
If the Final Underlying Rate is less than or equal to the Strike:
Payment at Maturity = $0

If the Final Underlying Rate is less than or equal to the Strike, you will lose the entire amount of your initial investment. Furthermore, even if the Final Underlying Rate is greater than the Strike, if such excess is less than the percentage obtained by dividing $50,000 by the Appreciation Factor, you will receive less than your initial investment at maturity.

Final Underlying Rate:	The 30-Year CMS Rate on the Valuation Date.
Valuation Date:	June 17*, 2014
Appreciation Factor:	A dollar amount between $5,000,000 to $7,500,000 per $50,000 security Face Amount. The actual Appreciation Factor will be determined on the Trade Date.
Strike:	5.95%
Trade Date:	June 19*, 2009
Maturity Date:	June 24*, 2014
CUSIP:	2515A0 ZM 8
ISIN:	US2515A0ZM88

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.

†This amended and restated term sheet supersedes term sheet 658 in its entirety. We refer to this amended and restated term sheet as "term sheet."

††A credit rating is not a recommendation to buy, sell, or hold the securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page TS-7 in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll-free 1-866-620-6443.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees[1]	Min. Proceeds to Us
Per security	$50,000.00	$	$
Total	$	$	$

[1] Deutsche Bank Securities Inc. ("**DBSI**") and other agents, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI and other agents may pay referral fees to other broker-dealers of up to 2.50% or $1,250.00 per $50,000 Face Amount. Deutsche Bank AG may pay custodial fees to other broker-dealers of up to 0.20% or $100.00 per $50,000 Face Amount. For more detailed information about discounts and commissions, please see "Underwriting" beginning on page TS-18 of this term sheet.

*The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Deutsche Bank Securities

Deutsche Bank Trust Company Americas

SUMMARY

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part. You should rely only on the information contained in this term sheet and in the documents listed below in making your decision to invest in the securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page TS-7 in this term sheet, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

- In making your investment decision, you should rely only on the information contained or incorporated by reference in this term sheet relevant to your investment and the accompanying prospectus supplement and prospectus with respect to the securities offered by this term sheet and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in this term sheet and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

- The securities described in this term sheet are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("**FINRA**") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. This term sheet and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

- We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither the delivery of this term sheet nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this term sheet and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.

- You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this term sheet and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

What is the 30-Year CMS Rate?

The "**30-Year CMS Rate**" for any business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 30 years, published on Reuters page ISDAFIX1 at 11:00 a.m., New York time. If the 30-Year CMS Rate does not appear on Reuters page ISDAFIX1 on such day, the 30-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, "**semi-annual swap rate**" means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 30-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). The 30-Year CMS Rate for any day which is not a business day will be the 30-Year CMS Rate as in effect on the immediately preceding business day.

Hypothetical Examples of Payment at Maturity

Presented below are hypothetical examples showing how the Payment at Maturity is calculated with a Strike of 5.95% and different levels of the 30-Year CMS Rate on the Valuation Date. The hypothetical examples assume an Appreciation Factor of $6,250,000 per $50,000 security Face Amount (the actual Appreciation Factor will be determined on the Trade Date). These examples are provided for illustration purposes only. They should not be taken as an indication or prediction of future investment results. The numbers in the examples have been rounded for ease of analysis.

Final Underlying Rate	Strike	Payment at Maturity per $50,000 Security Face Amount
8.00%	5.95%	$128,125.00
7.50%	5.95%	$96,875.00
7.00%	5.95%	$65,625.00
6.75%	5.95%	$50,000.00
6.50%	5.95%	$34,375.00
5.95%	5.95%	$0.00
4.00%	5.95%	$0.00

Example 1: The level of 30-Year CMS Rate on the Valuation Date is 8.00%.

Payment at Maturity = Appreciation Factor x (Final Underlying Rate – Strike)
= $6,250,000 x (8.00% – 5.95%)
= $128,125

Example 2: The level of 30-Year CMS Rate on the Valuation Date is 7.00%.

Payment at Maturity = Appreciation Factor x (Final Underlying Rate – Strike)
= $6,250,000 x (7.00% – 5.95%)
= $65,625

Example 3: The level of 30-Year CMS Rate on the Valuation Date is 6.50%.

Payment at Maturity = Appreciation Factor x (Final Underlying Rate – Strike)
= $6,250,000 x (6.50% – 5.95%)
= $34,375

In this example, even though the Final Underlying Rate is greater than the Strike, you will lose a portion of your initial investment, since the difference between the Final Underlying Rate and the Strike is less than the percentage obtained by dividing $50,000 by the Appreciation Factor.

Example 4: The level of 30-Year CMS Rate on the Valuation Date is 5.95%.

Payment at Maturity = Appreciation Factor x (Final Underlying Rate – Strike)
= $6,250,000 x (5.95% – 5.95%)
= $0

Because the Final Underlying Rate of 5.95% is equal to the Strike of 5.95%, the Payment at Maturity in this example is $0.

Example 5: The level of 30-Year CMS Rate on the Valuation Date is 4.00%.

Because the Final Underlying Rate of 4.00% is less than the Strike of 5.95%, the Payment at Maturity in this example is $0.

Selected Purchase Considerations

- **LEVERAGED EXPOSURE TO THE 30-YEAR CMS RATE** — The securities provide leveraged exposure to the amount, if any, by which the 30-Year CMS Rate exceeds the Strike on the Valuation Date. If the 30-Year CMS Rate is less than or equal to the Strike on the Valuation Date, you will lose the entire amount of your initial investment.

- **NO COUPON OR INTEREST PAYMENTS** — The securities do not provide for interest or coupon payments. The payment you will receive at maturity will be determined pursuant to the terms described herein and could be zero.

- **CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES** — You should review carefully the section in this term sheet entitled "Certain U.S. Federal Income Tax Consequences."

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

  For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing in securities linked directly to the 30-Year CMS Rate. These risks are explained in more detail in the "Risk Factors" section of this term sheet beginning on page TS-7.

- **YOU CAN LOSE THE ENTIRE AMOUNT OF YOUR INITIAL INVESTMENT** — If the Final Underlying Rate is less than or equal to the Strike, the payment at maturity with respect to your securities will be zero and you will lose the entire amount of your initial investment. Furthermore, even if the Final Underlying Rate is greater than the Strike, if such excess is less than the percentage obtained by dividing $50,000 by the Appreciation Factor, you will receive less than your initial investment at maturity. Based on the Strike of 5.95% and a hypothetical Appreciation Factor of $6,250,000 (the midpoint of the range indicated on the cover of this term sheet), the 30-Year CMS Rate on the Valuation Date will need to be at least 6.75% for you to recover your initial investment. The actual Appreciation Factor will be determined on the Trade Date.

- **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** — The original Issue Price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price and any such sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your securities to maturity.**

- **ANY PAYMENT ON THE SECURITIES IS SUBJECT TO OUR ABILITY TO PAY OUR OBLIGATIONS AS THEY BECOME DUE** — The securities are senior unsecured debt obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on our ability to satisfy our obligations as they become due. As a result, our actual and perceived creditworthiness will affect the market value of the securities and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the securities.

- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **UNCERTAIN TAX TREATMENT** — You should review carefully the section in this term sheet entitled "Certain U.S. Federal Income Tax Consequences." Certain aspects of the tax treatment of the securities are unclear, and no assurance can be given that the Internal Revenue Service (the "**IRS**") will accept, or a court will uphold, the tax consequences described in this term sheet.

  On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While the notice does not appear to encompass instruments such as the securities, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the securities, including the issues presented by this notice.

Historical Information

The following graph sets forth the historical levels of the 30-Year CMS Rate from June 3, 1999 to June 3, 2009. We obtained the historical performance information for the 30-Year CMS Rate from Bloomberg, and we have not participated in the preparation of, or verified, such information. **The historical levels of the 30-Year CMS Rate should not be taken as an indication of future performance, and no assurance can be given as to the future movements of the 30-Year CMS Rate during the term of the securities. We cannot give you any assurance that the performance of the 30-Year CMS Rate over the term of the securities will result in the return of, or a return on, your initial investment.**

Historical Performance of the 30-Year CMS Rate



Source: Bloomberg

RISK FACTORS

Your investment in the securities will involve certain risks. Investing in the securities is not equivalent to investing in a security linked directly to the 30-Year CMS Rate. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement and the prospectus before you decide that an investment in the securities is suitable for you.**

You could lose the entire amount of your initial investment in the securities.

If the Final Underlying Rate is less than or equal to the Strike, the payment at maturity with respect to your securities will be zero and you will lose the entire amount of your initial investment. Therefore, if on the Valuation Date, the 30-Year CMS Rate is less than or equal to the Strike, you will lose the entire amount of your initial investment in the securities.

You could lose a portion of your initial investment in the securities even if the Final Underlying Rate exceeds the Strike.

If the Final Underlying Rate is greater than the Strike but such difference is less than the percentage obtained by dividing $50,000 by the Appreciation Factor, you will receive less than your initial investment at maturity. Based on the Strike of 5.95% and a hypothetical Appreciation Factor of $6,250,000 (the midpoint of the range indicated on the cover of this term sheet), the 30-Year CMS Rate on the Valuation Date will need to be at least 6.75% for you to recover your initial investment. The actual Appreciation Factor will be determined on the Trade Date.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

The securities are senior unsecured debt obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on our ability to satisfy our obligations as they become due. As a result, our actual and perceived creditworthiness will affect the market value of the securities and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the securities.

The return on the securities may be less than that of other securities of comparable maturity.

The return on the securities may be less than returns otherwise payable on other securities with comparable maturities, and could be zero or negative.

The securities do not provide for coupon payments.

The securities do not provide for interest or coupon payments. The payment you will receive at maturity will be determined pursuant to the terms described herein and could be zero.

Historical levels of the 30-Year CMS Rate are not a reliable indication of future levels of the 30-Year CMS Rate.

It is impossible to predict with certainty whether the 30-Year CMS Rate will rise or fall. The 30-Year CMS Rate is influenced by complex and interrelated political, economic, financial and other factors, and historical levels of the 30-Year CMS Rate should not be taken as an indication of the future levels of the 30-Year CMS Rate during the term of the securities.

Prior to maturity, the value of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. We expect that, generally, the level of the 30-Year CMS Rate on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the 30-Year CMS Rate. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the 30-Year CMS Rate;

- the time to maturity of the securities;

- supply and demand for the securities;

- interest and yield rates in the market, and the volatility of those rates;

- economic, financial, political, regulatory or judicial events that affect consumer prices generally; and

- our creditworthiness, including actual or anticipated changes in our credit ratings, financial condition or results of operations.

No one can predict with certainty the future performance of the 30-Year CMS Rate based on its historical performance.

Secondary trading may be limited.

The securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

The securities are not designed to be short-term trading instruments.

The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Face Amount of the securities, even in cases where the 30-Year CMS Rate has increased since the Settlement Date. The potential returns described in this term sheet assume that your securities, which are not designed to be short-term trading instruments, are held to maturity.

The inclusion in the original Issue Price of each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the value of the securities prior to maturity.

The original Issue Price of the securities includes each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original Issue Price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

We or our affiliates may have economic interests adverse to those of the holders of the securities.

We and our affiliates trade financial instruments related to the 30-Year CMS Rate on a regular basis, for our accounts and for other accounts under our management. We and our affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the 30-Year CMS Rate. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could affect the value of the securities.

We or one or more of our affiliates may produce and/or publish research reports, or otherwise express views that are inconsistent with investing in or holding the securities and which could adversely affect the value of the securities. We do not make any representation or warranty to any purchaser of a security with respect to any matters whatsoever relating to such activities or future rate movements.

We and our affiliates expect to engage in hedging and trading activities related to the 30-Year CMS Rate. We may have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Our trading activities related to the 30-Year CMS Rate may be entered into on behalf of Deutsche Bank AG, its affiliates or customers other than for the account of the holders of the securities or on their behalf. Accordingly, these trading activities may present conflicts of interest between Deutsche Bank AG and you.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Final Underlying Rate, the payment at maturity and whether a day is a business day. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

In addition, Deutsche Bank AG will pay fees to the Agents as described in the "Underwriting" section of this term sheet. DBSI or DBTCA may pay a portion of such fees to the brokers or agents through whom the securities are purchased. As a result of these arrangements, DBSI or DBTCA and the individual broker or agent through whom the holder purchases the securities may have economic interests that are different from those of the holder.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates may be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

Your investment in the securities is not insured by the FDIC.

The securities are not insured by the Federal Deposit Insurance Corporation. In addition, the securities are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

DESCRIPTION OF THE SECURITIES

*The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term "**security**" refers to each of our 5 Year Leveraged Securities due May 27, 2014.*

General

The securities are part of a series of notes referred to in the accompanying prospectus supplement and prospectus and will be issued by us under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency. In addition, the securities are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The securities will be issued in denominations of $50,000 and integral multiples of $50,000 in excess thereof. The securities will be represented by one or more permanent global securities registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

Payment on the Securities

The "**Maturity Date**" is expected to be June 24, 2014, unless that day is not a business day, in which case the Maturity Date will be the first following business day.

The "**Settlement Date**" is expected to be June 24, 2009.

A "**business day**" is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

On the Maturity Date, you will receive a cash payment, for each $50,000 security Face Amount, determined as follows:

If the Final Underlying Rate is greater than the Strike:

Payment at Maturity = Appreciation Factor x (Final Underlying Rate — Strike)

If the Final Underlying Rate is less than or equal to the Strike:

Payment at Maturity = $0

If the Final Underlying Rate is less than or equal to the Strike, you will lose the entire amount of your initial investment at maturity. Furthermore, even if the Final Underlying Rate is greater than the Strike, if such excess is less than the percentage obtained by dividing $50,000 by the Appreciation Factor, you will receive less than your initial investment at maturity.

The "**Appreciation Factor**" is a dollar amount between $5,000,000 and $7,500,000 per $50,000 security Face Amount. The actual Appreciation Factor will be determined on the Trade Date.

The "**Strike**" is 5.95%.

The "**Final Underlying Rate**" is the 30-Year CMS Rate, as determined by the calculation agent on the Valuation Date.

The "**Valuation Date**" is June 17, 2014.

The "**30-Year CMS Rate**" for any business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 30 years, published on Reuters page ISDAFIX1 at 11:00 a.m., New York time. If the 30-Year CMS Rate does not appear on Reuters page ISDAFIX1 on such day, the 30-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, "**semi-annual swap rate**" means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 30-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). The 30-Year CMS Rate for any day which is not a business day will be the 30-Year CMS Rate as in effect on the immediately preceding business day.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Final Underlying Rate, the payment at maturity and whether a day is a business day. In addition, the calculation agent will determine whether, if the 30-Year CMS Rate does not appear on Reuters page ISDAFIX1 on a business day, the 30-Year CMS Rate for such day by obtaining the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the 30-Year CMS Rate will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $50,000 security Face Amount at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Face Amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

In case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security upon any acceleration of the securities shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per security as described under the caption "Description of the Securities — Payment on the Securities," calculated as if the date of acceleration were the Valuation Date.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the securities.

Listing

The securities will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of the securities.

The following discussion only applies to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this term sheet may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or any individual non-U.S. investor who is present in the United States for 183 days or more in a taxable year in which the investor's securities are sold or retired.

Tax Treatment of the Securities

We believe that the securities should be treated as cash-settled options for U.S. federal income tax purposes. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. The following discussion assumes that the above treatment is respected and that the securities are not listed or traded on any securities, options, commodities or other exchange.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the securities who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The following are certain material U.S. federal income tax consequences of the ownership and disposition of the securities under current law.

Tax Treatment Prior to Maturity. You should not recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange, Exercise or Lapse of the Securities. Upon a sale or exchange of the securities prior to maturity, or upon the receipt of a cash payment (or no payment) upon the exercise or lapse of the securities at maturity, you should recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange, exercise or lapse and your tax basis in the securities. Your tax basis in the securities generally should equal the amount you paid to acquire them. This gain or loss should be long-term capital gain or loss if you have held your securities for more than one year. However, there is no authority on point with respect to instruments such as the securities, and it is possible that gain or loss realized upon sale, exchange, exercise or lapse of a security could be treated as ordinary in character. The deductibility of capital losses is subject to certain limitations.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While the notice does not appear to encompass instruments such as the securities, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of investing in the securities, including the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the securities who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Sale, Exchange or Exercise of the Securities. Under current law any gain from the sale or exchange of the securities prior to maturity or upon the receipt of cash payment upon exercise of the securities at maturity should not be subject to U.S. federal income tax, including withholding tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While the scope of the notice does not appear to encompass instruments such as the securities, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including the issues presented by this notice.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Proceeds received from a sale, exchange or exercise of the securities will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original Issue Price of the securities includes each agent's commissions (as shown on the cover page of this term sheet) paid with respect to the securities which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

In connection with the sale of the securities, we, either directly or through our affiliates or others, may enter into hedging transactions involving the execution of interest rate swap and option transactions or other transactions linked to changes in interest rates both before and after the Settlement Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have previously entered into. In this regard, we or our affiliates may:

- execute or terminate interest rate swap and option transactions;
- take or dispose of positions in listed or over-the-counter options or other instruments based on interest rates; or
- do a combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the securities from time to time and may, in our or their sole discretion, hold or resell those securities.

Although we have no reason to believe that any of these activities will have a material impact on the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements between Deutsche Bank AG and each of DBSI and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in the offering of the securities has agreed to purchase, and we have agreed to sell, the aggregate Face Amount of securities set forth on the cover page of this term sheet.

DBSI has advised us that it proposes to offer the securities for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. DBSI may effect such transactions by selling the securities to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from DBSI and/or the purchasers of the securities for whom they may act as agent. DBSI and other Agents, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI and other Agents may pay referral fees to other broker-dealers of up to 2.50% or $1,250.00 per $50,000 Face Amount. Deutsche Bank AG may pay custodial fees to other broker-dealers of up to 0.20% or $100.00 per $50,000 Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. As a result of these arrangements, DBSI or DBTCA and the individual broker or agent through whom the holder purchases the securities may have economic interests that are different from those of the holder. In connection with the sale of the securities, DBSI may receive commissions from the purchasers of the securities for whom they may act as agent. DBSI and any dealers that participate with DBSI in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the securities by them may be deemed to be underwriting discounts or commissions.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules applicable to a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to this term sheet is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this term sheet, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this term sheet, the accompanying prospectus supplement or prospectus or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this term sheet and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.